January 18, 2007

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W. - Room 3112
Washington, D.C. 20549-0405
Attn: Sara D. Kalin

Re: Triton Distribution Systems, Inc.
Registration Statement on Form SB-2
Filed October 17, 2006
File No. 333-138293

Ladies and Gentlemen:

On behalf of Triton Distribution Systems, Inc. (“Triton” or the “Company”), we enclose herewith EDGAR Amendment No. 2 to Form SB-2 amending the Form SB-2 initially filed on October 27, 2006 (File No. 333-138293).

The Staff provided comments to the Form SB-2 by letter dated January 4, 2007, a copy of which has been attached for your reference. To facilitate your review of the amended Form SB-2, we have included below each of the Staff’s comments, followed by a summary of the Company’s response. For ease of reference, the paragraphs in the discussion below correspond to the numbering of the paragraphs of the Staff’s letter of January 4, 2007.

General

1.	Please move the financial statements to the back of the prospectus, but before Part II and the signature page.

Response: The financial statements have been moved to the back of the prospectus.

Management’s Discussion and Analysis

Critical Accounting Policy and Estimates, page 12

2.
We note from your response to our prior comment seven and your revised disclosure that you have included a discussion of your accounting for stock compensation as a critical accounting policy and estimate. Please consider revising your discussion to include the following:

•	Types of assumptions underlying the most significant and subjective estimates;
•	Sensitivity of those estimates to deviations of actual results from management’s assumptions; and
Circumstances that have resulted in revised assumptions in the past.
See SEC Release No. 33-8350 (FR-72) for guidance.

Response: The disclosure regarding our stock options has been expanded to describe the significant assumptions used to determine the fair value of the employee options and how management arrived that those assumptions.

Distribution Agreements, Page 19

3.
We note your response to our prior comment 12. Please clearly disclose whether you currently have any joint venture arrangements such as the ones contemplated on page 23, and if so, disclose the names of your joint venture partners. In this regard, we note that despite you’re your response, your filing still indicates that NAITAS is the only joint venture partner you have at this time.

Response: We have updated the disclosure on page 23 to state that currently we have not entered into any joint venture agreements. We have also revised the disclosure on the NAITAS agreement on page 23 to state that this is a distribution agreement not a joint venture agreement.

Management, page 27

4.
We note from your response to our prior comment 15 that the granting of these options is not tied to services provided by Mr. Lykiardopoulos. In light of the disclosure in Note 4 to the audited financial statements that the options are exercisable based on the performance of the company, and considering that Mr. Lykiardopoulos is employed as the CEO of the company, it would appear that these options are in fact tied to the service provided by Mr. Lykiardopoulos to the company. Please note that paragraph 11 of SFAS No. 123(R) states that shares-based payments awarded to an employee of the reporting entity by a related party such as a founding or principal shareholder as compensation for services provided to the entity are share-based payment transactions to be accounted for under SFAS No. 123 (R) unless the transfer is clearly for a purpose other than compensation for services to the reporting entity. See SAB Topic 5T. Please revise your financial statements to account for the issuance of these options under SFAS No. 123 (R) and SAB Topic 5:T.

Response: We concur that the options granted to Mr. Lykiardopoulos need to be accounted for under SFAS No. 123 (R). However, in accordance with paragraph A113 since the company has determined at the end of each reporting period in 2006 that it is not probable that the performance conditions will be met, no compensation cost has been recognized in 2006. If in the future, the company determines that it is probable that the performance condition will be met, the fair value of the options will be recognized over the remaining implicit services period of each option. The disclosure in the financial statements and management section have been updated to reflect how these options will be accounted for.

Security Ownership of Certain Beneficial Owners and Management, page 30

5.	Please explain why Al-Deera Holding Co KSCC, which owns 7.7% of the company’s chares, is not listed as a beneficial owner. Otherwise, please revise.

Response: The beneficial ownership table has been revised to include Al-Deera Holding Co. KSCC.

Selling Stockholders and Plan of Distribution, page 31

6.
We reissue our prior comment 27, in part. Please revise your selling stockholders table to indicate how each of the stockholders received their shares. While we note that the majority of stockholders received their shares in the July private placement, for several stockholders, no footnote citation has been provided.

Response: The selling stockholders table has been updated to indicate how each selling stockholder received their shares (See addition of notes 3 - 8 at bottom of the table)

Audited Financial Statements from Inception through June 30, 2006.

Statement of Stockholders’ Deficit, page F-21

7.
Please revise your statements of stockholders’ equity as of June 30, 2006 to retroactively reflect the transaction with Petra as a recapitalization of Triton Distribution. Please note that historical stockholders’ equity should be retroactively restated for the equivalent number of shares received in the merger after giving effect to any difference in par value of your stock and Petra’s stock with an offset to paid-in capital. Notes to your financial statements which disclose outstanding common shares and activity involving your common shares should also be revised.

Response: The statement of stockholders’ deficit, the equity section of the balance sheet and all shares information disclosed in the notes to the financial statements have been revised to retroactively reflect the transaction with Petra as a recapitalization of Triton Distribution.

Note 7. Commitments and Contingencies

Leases

8
We note the disclosure indicating that the lease for your office space in Sausalito, California provides for lease payments which increase over the term of the lease. Please confirm that you are recognizing the lease expense associated with this lease on a straight-line basis over its term. Refer to the requirements of paragraph 15 of SFAS No. 13.

Response: The rent expense has not been recognized on a straight line basis. This was an oversight by the Company and will be properly reflected in its December 31, 2006 financial statements. The impact on the June 30, 2006 and September 30, 2006 financial statements was $5,628 and 8,305, respectively, which is immaterial to both periods.

Unaudited Financial Statements for the three month period ended September 30, 2006

Statement of Stockholders’ Equity

9.
We note from your disclosure in Note 1 that on July 10, 2006 Petra acquired 29,547,500 shares of TDS’ common stock, which represented all of the issues and outstanding shares of common stock, in exchange for 36,750,950 shares of Petra’s common stock. Please confirm to us that the amount of shares outstanding on July 10, 2006 of 29,547,500 (immediately prior to the transaction) includes the private placement of 5,747,500 shares and the cancellation of 5,000,000 investor’s shares. If so, please tell us and clarify in your notes to the financial statements the date of these transactions to indicate that they occurred prior to the merger with Petra.

Response: The 29,547,500 shares of Triton outstanding at July 10, 2006 included the 5,747,500 shares issued in the private placement and the cancellation of the 5,000,000 investor shares. All the issued and outstanding shares of Triton of 29,547,500 shares were exchanged for 36,750,950 shares of Petra.

10.
We note your disclosure that in July 2006 you issued a total of 2,238,824 shares of common stock valued at $.80 each to two investor relations firms. Please revise to reflect the amount of prepaid consulting fees as an asset in the balance sheet or explain why you believe your current presentation is appropriate. Also, revise your financial statements to disclose the specific date of this transaction. Refer to the guidance in EITF 00-18.

Response: The prepaid consulting has been reclassified from a contra-equity account to a current asset account on the September 30, 2006 financial statements. The footnotes have also been updated to reflect the specific date of these transactions.

Other

11.
The Financial statements should be updated, as necessary, to comply with Rule 3-10(g) of Regulation S-B at the effective date if the registration statement. In light of the fact that you have not yet generated any revenue or income from continuing operations, please note that you would not meet the condition in section (2)(ii) or (iii) of this rule and would be required to file updated audited financial statements for the year ended December 31, 2006 if the Form SB-2 is not effective by February 14, 2007.

Response: We note your comment and are aiming to get this registration declared effective by February 14, 2007.

12.	Provide a currently dated consent from the independent public accountant in any future amendments.

Response: An updated independent public accountant’s consent is attached as exhibit 23.1 to this filing.

13.	In your response letter, you state that you have revised Item 26(iv) to indicate that the two accredited Kuwaiti corporate investors purchased their shares from you in October 2006. As the disclosure states that they purchased their shares in September 2006, you should revise accordingly or advise.

Response: The disclosure on page II-1 is correct. The shares sold to the two Kuwaiti corporate investors were sold in September 2006. The response to prior comment 27 was incorrect. It should have read “we have revised Item 26(iv) to indicate that the two accredited Kuwaiti corporate investors purchased their shares from us in September 2006.”

Sincerely,

/s/ Gregory Lykiardopoulos
Gregory Lykiardopoulos